AB 5/20/03


03053195

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAY 19 2003

SEC FILE NUMBER
8-50272

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2002 (MM/DD/YY) AND ENDING 03/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAMSUNG SECURITIES (AMERICA) INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Lexington Ave. 50th Floor
(No. and Street)

New York	NY	10174
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hyeong-Jun Kim
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 23 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Samsung Securities (America) Inc., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

KELLY E. HAN
Notary Public, State of New York
No. 01HA6041969
Qualified in Queens County
Commission Expires May 15, 2006



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Samsung Securities (America), Inc.:

We have audited the accompanying statement of financial condition of Samsung Securities (America), Inc. (the Company, a wholly owned subsidiary of Samsung Securities Co., Ltd.) as of March 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Samsung Securities (America), Inc. as of March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

April 30, 2003

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly Owned Subsidiary of
Samsung Securities Co., Ltd.)

Statement of Financial Condition

March 31, 2003

Assets

Cash and cash equivalents	$	6,910,006
Securities owned, at market value		3,005,803
Commission receivable from the Parent		298,357
Fixed assets, net		81,586
Other assets		304,456
	$	10,600,208

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses payable and other	$	1,145,062
Commitments		
Stockholder's equity:		
Common stock, $1 par value. Authorized 100 shares; issued and outstanding 50 shares		50
Additional paid-in capital		4,999,950
Retained earnings		4,455,146
Total stockholder's equity		9,455,146
	$	10,600,208

See accompanying notes to financial statements.

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly Owned Subsidiary of
Samsung Securities Co., Ltd.)

Statement of Income

Year ended March 31, 2003

Revenue:		
Commissions	$	4,714,054
Interest		159,498
Trading gains, net		163,868
Other, net		43,554
		5,080,974
Expenses:		
Employee compensation and benefits		2,227,346
Communications and data processing		217,060
Occupancy and equipment rental		194,047
Other operating expenses		456,341
		3,094,794
Income before income taxes		1,986,180
Income taxes		874,689
Net income	$	1,111,491

See accompanying notes to financial statements.

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly Owned Subsidiary of
Samsung Securities Co., Ltd.)

Statement of Changes in Stockholder's Equity

Year ended March 31, 2003

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at March 31, 2002	$	50	4,999,950	3,343,655	8,343,655
Net income		—	—	1,111,491	1,111,491
Balance at March 31, 2003	$	50	4,999,950	4,455,146	9,455,146

See accompanying notes to financial statements.

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly Owned Subsidiary of
Samsung Securities Co., Ltd.)

Statement of Cash Flows

Year ended March 31, 2003

Cash flows from operating activities:	
Net income	$ 1,111,491
Adjustments to reconcile net income to net cash provided by operating activities:	
Realized gains from securities owned	(158,065)
Unrealized gains from securities owned	(5,803)
Depreciation and amortization	56,907
Loss on sale of fixed assets	5,859
Increase in securities owned, at market value	(298,155)
Decrease in commission receivable	99,686
Increase in other assets	(143,765)
Increase in accrued expenses payable and other	482,905
Net cash provided by operating activities	1,151,060
Cash flows from investing activities:	
Purchase of fixed assets	(39,825)
Proceeds from disposal of fixed assets	62,887
Net cash provided by investing activities	23,062
Net increase in cash and cash equivalents	1,174,122
Cash and cash equivalents at March 31, 2002	5,735,884
Cash and cash equivalents at March 31, 2003	$ 6,910,006
Supplemental disclosure of cash flow information:	
Income taxes paid in cash during the year	$ 1,083,430

See accompanying notes to financial statements.

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly Owned Subsidiary of
Samsung Securities Co., Ltd.)

Notes to Financial Statements

March 31, 2003

(1) Organization and Summary of Significant Accounting Policies

Samsung Securities (America), Inc. (the Company) was incorporated on February 14, 1997 under the laws of the State of Delaware to conduct a securities business in the United States. The Company, a wholly owned subsidiary of Samsung Securities Co., Ltd. (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD) since February 25, 1998.

The Company engages primarily in broker and dealer transactions of Korean securities, and the underwriting of Korean debt and equity securities. Its principal customers are institutions in the U.S. investing in the emerging markets. As shown in the accompanying statement of income, the major source of income is commission income from its brokerage services.

The Company has a clearing agreement with its Parent whereby the Parent clears Korean securities transactions for the Company and its customers and carries such accounts on a fully disclosed basis as customers of the Parent. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

(a) Cash and Cash Equivalents

Cash equivalents consist of short-term investments that are readily convertible into cash and have original maturities of three months or less.

(b) Securities Owned

Securities transactions and related income and expense are recorded on a settlement-date basis. No unsettled securities transactions existed at March 31, 2003.

Securities owned are carried at market value. The resulting difference between cost and market is included in trading gains (losses).

(c) Depreciation and Amortization

Furniture and fixtures, office equipment, and automobiles are depreciated using the straight-line method over their estimated useful lives ranging from three to seven years. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

(d) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

(e) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Statements of Cash Flows

For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less at the time of purchase to be cash equivalents.

(2) Related Party Transactions

The Company executes a substantial portion of its sales and purchases of Korean securities through the Parent. Commission income with the Parent was $4,659,465 for the year ended March 31, 2003 and is included in commission income on the statement of income.

(3) Fixed Assets

Fixed assets, at cost, as of March 31, 2003 are summarized as follows:

Furniture and fixtures	$	72,192
Office equipment		133,652
		205,844
Less accumulated depreciation		(124,258)
Total	$	81,586

(4) Income Taxes

A summary of income taxes, which are all current, for the year ended March 31, 2003 is as follows:

Federal	$	577,852
State and local		296,837
Total	$	874,689

The actual expense for the year ended March 31, 2003 differs from the "expected" tax expense (computed by applying the U.S. Federal corporate income tax rate of 34% to earnings before income taxes) as follows:

Computed "expected" tax expense	$	675,301
Increase (reduction) in income taxes resulting from:		
State and local income taxes, net of Federal income tax benefit		195,912
Other		3,476
	$	874,689

There are no deferred tax assets or liabilities maintained by the Company at March 31, 2003.

(5) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under such rule, and the related rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At March 31, 2003, the Company had net capital of $8,449,224, which was $8,199,224 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 13.55%.

(6) Commitments

The Company leases its office space under a noncancelable lease which expires on November 30, 2009. The total rental expense incurred during the year ended March 31, 2003 amounted to $130,825.

Minimum future rentals for the noncancelable operating lease are as follows:

		Amount
Year ending March 31:		
2004	$	175,000
2005		175,000
2006		175,000
2007		175,000
2008		176,000
Thereafter		358,000
	$	1,234,000

Schedule 1

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly Owned Subsidiary of
Samsung Securities Co., Ltd.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

March 31, 2003

Computation of Net Capital		
Total ownership equity		$ 9,455,146
Deductions and/or charges:		
Nonallowable assets:		
Commission receivable	$ 298,357	
Fixed assets, net	81,586	
Other assets	304,456	
Total nonallowable assets		684,399
Haircuts on securities		321,523
Net capital		$ 8,449,224
Computation of Basic Net Capital Requirement		
Net capital required (6-2/3% of aggregate indebtedness)		$ 76,337
Minimum dollar net capital requirement		250,000
Net capital requirement		250,000
Excess net capital		8,199,224
Excess net capital at 1000%		8,334,718
Computation of aggregate indebtedness		
Total aggregate indebtedness		1,145,062
Percentage of aggregate indebtedness to net capital		13.55%

Note: The above computation does not differ materially from the computation of net capital as of March 31, 2003 previously filed by the Company on Form X–17A–5.

Schedule 2

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly Owned Subsidiary of
Samsung Securities Co., Ltd.)

Computation for Determination of Reserve Requirements
for Brokers and Dealers Pursuant to Rule 15c3-3

Notes to Financial Statements

March 31, 2003

The Company is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the rule.



345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5

The Board of Directors
Samsung Securities (America), Inc.:

In planning and performing our audit of the financial statements of Samsung Securities (America), Inc. (the Company) for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

April 30, 2003